Exhibit 99.6

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

AUTOHOME INC.

November 21, 2014

Please sign, date and mail

your proxy card in the

envelope provided as soon

as possible.

” Please detach along perforated line and mail in the envelope provided. ”

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RESOLUTION PRESENTED FOR CONSIDERATION BY THE ANNUAL GENERAL MEETING OF SHAREHOLDERS ON NOVEMBER 21, 2014.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
				FOR	AGAINST	ABSTAIN
		1.	Mr. Xiang Li be re-elected as a director of the Company and each director of the Company be and is hereby authorized to take any and every action that might be necessary to effect the foregoing resolution as such director, in his or her absolute discretion, thinks fit.	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.
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